United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 16, 2024 (January 15, 2024)

Newcourt Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40929	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2201 Broadway, Suite 705 Oakland, CA	94612
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (657) 271-4617

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	NCACU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share, included as part of the units	NCAC	The Nasdaq Stock Market LLC

Redeemable Warrants, each exercisable for one Class A ordinary share for $11.50 per share, included as part of the units	NCACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INTRODUCTORY NOTE

As previously disclosed, Newcourt Acquisition Corp (“Newcourt”) entered into the Amended and Restated Business Combination Agreement, dated July 31, 2023 (as amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among Newcourt, Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“Parent”), Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (“Pubco”, and after the closing of the merger, the “Combined Company”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of Pubco (“Merger Sub”), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”), and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence”). We refer to transactions contemplated by the Business Combination Agreement, collectively, as the “Business Combination”.

Item 7.01 Regulation FD Disclosure

Furnished as Exhibit 99.1 hereto is an investor presentation, dated January 2024, that is expected to be used by Psyence in connection with the Business Combination.

Exhibit 99.1 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01. Other Events

Waiver of Certain Closing Conditions

On January 15, 2024, the parties to the Business Combination Agreement entered into a letter agreement (the “Closing Letter Agreement”) pursuant to which, among other things, Pubco, Parent, Target, Original Target and Merger Sub (collectively, the “Psyence Parties”) agreed, on a conditional basis, to waive the closing conditions contained in the Business Combination Agreement that, at or prior to the closing of the Business Combination (the “Closing”), (i) Newcourt shall have no less than $20,000,000, net of liabilities, as of the Closing (the “Minimum Cash Condition”) and (ii) the PIPE Investment in the PIPE Investment Amount shall have occurred or shall be ready to occur substantially concurrently with the Closing (the “PIPE Investment Condition”). Upon the Closing, assuming that the Purchaser (as defined below) consummates upon the Closing the anticipated investment of $2,500,000, the Psyence Parties will be deemed to have waived in full the Minimum Cash Condition and the PIPE Investment Condition. As a result of such waiver, the proposed Business Combination may be consummated without regard to the level of proceeds, if any, as may result from the proposed Business Combination in accordance with its terms.

Financing Arrangements

On January 15, 2024, Pubco entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among Pubco, Psyence, Sponsor and a purchaser (the “Purchaser”) relating to up to four senior secured convertible notes (collectively, the “Notes”), obligations under which will be guaranteed by certain assets of Pubco and Psyence, issuable to the Purchaser at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in subscription amounts.

The First Tranche Note will be a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts and will be issuable to the Purchaser substantially concurrently with, and contingent upon, the consummation of the Business Combination or at such other time and place as Pubco and the Purchaser mutually agree upon.

The Second Tranche Note will be a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts; provided, however, that, in the event that the Market Value Traded as of the Second Tranche Closing is less than the full subscription amount of the Second Tranche Note, (A) Purchaser will invest an amount equal to the Market Value Traded as of the Second Tranche Closing and (B) on the later of (i) each subsequent 30 day anniversary of the Second Tranche Closing or (ii) the effectiveness of the registration statement registering the underlying shares for such portion of the Second Tranche Note, Purchaser will invest an amount equal to the Market Value Traded as of such date, until the Second Tranche Note is funded in full, subject to the conditions set forth in the Securities Purchase Agreement.

The Third Tranche Note, if any, will be a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts.

The Fourth Tranche Note, if any, will be a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts.

The material terms of the Notes are as follows: On the original issuance date, interest shall begin accruing at 8.0% per annum based on the outstanding principal amount of the Note, payable monthly in arrears in cash or in common shares of Pubco (“Common Shares”) (at the Conversion Price). For purposes of the Notes, the Conversion Price, commencing on the first trading day following the closing of the Business Combination shall be $10.00; provided, however, it may be subject to adjustments according to the terms and reset dates included in the Note.

Additionally, in consideration of the willingness of the Purchaser to enter into the transactions that are the subject of the Securities Purchase Agreement and the Notes, Pubco or certain of its shareholders shall deliver a structuring fee of Common Shares (the “Structuring Shares”) in connection with the Note per the terms of the attached agreement, with (i) 1,300,000 Structuring Shares delivered to the Purchaser at the First Tranche Closing and (ii) following the First Tranche Closing, 1,700,000 Structuring Shares delivered pursuant to the terms set forth in the call option agreements to be entered into between Purchaser and certain shareholders of Pubco.

In connection with the foregoing, Pubco and the Purchaser will enter into a registration rights agreement, pursuant to which Pubco will file a Registration Statement covering the resale of registrable securities issuable pursuant to the Note.

In connection with the foregoing and as a condition to each closing under the Securities Purchase Agreement, Sponsor and Parent, shall have entered into a lock-up agreement, pursuant to which, Sponsor and Parent will agree, subject to customary exceptions, not to offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (the “Lock-Up Securities”), whether currently owned or acquired later by Sponsor or Parent, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities until 180 days following the closing of the Business Combination, or such later date pursuant to the terms set forth therein.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by the full text of the Securities Purchase Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Additional Information and Where to Find It

As previously disclosed, on July 31, 2023, Newcourt entered into an Amended and Restated Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”) with Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“Parent”), Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (“Pubco,” and after the closing of the Merger (defined below), the “Combined Company”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of Pubco (“Merger Sub”), Psyence Biomed Corp., a corporation formerly organized under the laws of British Columbia, Canada and continued under the laws of Ontario, Canada, and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence”) in connection with the proposed business combination between the parties that was previously announced on January 13, 2023. The Business Combination Agreement provides for the following transaction structure: (i) Parent will contribute Psyence to Pubco in a share for share exchange (the “Company Exchange”) and (ii) immediately following the Company Exchange, Merger Sub will merge with and into Newcourt, with Newcourt being the surviving company in the merger (the “Merger”) and each outstanding ordinary share of Newcourt will convert into the right to receive one Common Share of Pubco.

In connection with the proposed business combination, the Registration Statement on Form F-4 (the “Registration Statement”) was filed by Pubco with the Securities and Exchange Commission (“SEC”) and includes the proxy statement / prospectus with respect to the proposed business combination. The Registration Statement was declared effective on November 13, 2023. The proxy statement / prospectus and other relevant documents were mailed to shareholders of Newcourt as of November 13, 2023, the record date established for voting on the proposed business combination. Shareholders of Newcourt and other interested persons are advised to read the proxy statement / prospectus and any other relevant documents that have been filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they will contain important information about Newcourt, Psyence and the proposed business combination and the other parties thereto. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement / prospectus, without charge, by directing a written request to: Newcourt Acquisition Corp, 2201 Broadway, Suite 705, Oakland, CA 94612. These documents, once available, and Newcourt’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Newcourt, Psyence, the other parties to the Business Combination Agreement, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Newcourt is set forth in Newcourt’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the intended closing of the proposed business combination, the meeting of the closing conditions to the proposed business combination, the trading of Pubco securities on the Nasdaq and the execution of the clinical trial within the context of palliative care. These forward looking statements are based on a number of assumptions, including the assumptions that the closing conditions to the proposed business combination will be met, that Newcourt will obtain the necessary regulatory and shareholder approvals to complete the proposed business combination and that there will be access to capital to execute on Psyence’s strategy There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: the inability to complete the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; demand for the Combined Company’s securities being less than anticipated; fluctuations in the price of Newcourt’s common shares, any further delays in the proposed business combination due to additional amendments to the Business Combination Agreement; and Newcourt not raising the investment amount expected, or any funds at all. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Newcourt and Psyence do not intend to update these forward-looking statements.

Newcourt and Psyence make no medical, treatment or health benefit claims about the Combined Company’s proposed products. The efficacy of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products remains the subject of ongoing research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Psyence Biomed has not completed the clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that Psyence or the Combined Company verified such in clinical trials or that the Combined Company will complete such trials. If the Combined Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Combined Company’s performance and operations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Newcourt and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. Forward-looking statements speak only as of the date they are made, and Newcourt and Psyence disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of developments occurring after the date of this communication or other circumstances. Forecasts and estimates regarding Psyence’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description

10.1	Securities Purchase Agreement

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 16, 2024

NEWCOURT ACQUISITION CORP

By:	/s/ Marc Balkin
	Name:	Marc Balkin
	Title:	Chief Executive Officer